ITT Inc. 1133 Westchester Ave White Plains, NY 10604 (914) 641-2000

August 6, 2021
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of The Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Sirs:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ITT Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended July 3, 2021, which was filed with the Securities and Exchange Commission on August 6, 2021.
Respectfully submitted,
ITT Inc.

/s/ Mary E. Gustafsson

Mary E. Gustafsson
Senior Vice President, General Counsel and Corporate Secretary